Exhibit 4.8

DESCRIPTION OF SECURITIES

The following description of capital stock of Sonder Holdings Inc. (the “Company,” “we,” “us” and “our”) summarizes certain provisions of our amended and restated certificate of incorporation, as amended (the “Amended and Restated Certificate of Incorporation”), our amended and restated bylaws (the “Amended and Restated Bylaws”), and our Certificate of Designation (as defined below) in effect as of the end of the period covered by this Annual Report on Form 10-K, and reflects the one-for-20 reverse stock split that we effected on September 20, 2023. The description is intended as a summary, and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, and our Certificate of Designation, and with respect to the description below of our NPA Warrants (as defined below), by reference to the Form of NPA Warrant, and with respect to the publicly traded warrants, by reference to the Warrant Agreement (as defined below), copies of which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.8 is a part, and applicable provisions of Delaware law.

General

The authorized capital stock of the Company is 462,921,255 shares, of which:
•210,921,255 shares are designated common stock, $0.0001 par value per share (the “Common Stock”);

•2,000,000 shares are designated special voting common stock, $0.0001 par value per share (the “Special Voting Common Stock”); and

•250,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”).

Common Stock

Voting Rights

Holders of Common Stock and Special Voting Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Common Stock and Special Voting Common Stock will at all times vote together as one class on all matters submitted to a vote of stockholders, unless otherwise required by Delaware law or the Amended and Restated Certificate of Incorporation (as it may be amended from time to time). Delaware law could require holders of shares of a class of capital stock to vote separately as a single class in the following circumstances:

•If we were to seek to amend the Amended and Restated Certificate of Incorporation to increase or decrease the par value of a class of the capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•If we were to seek to amend the Amended and Restated Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Election of Directors

Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the number of directors that constitutes the Board of Directors (the “Board”) will be fixed solely by resolution adopted by a majority of the Board.

The Amended and Restated Certificate of Incorporation provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividend Rights

Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of Common Stock will be entitled to receive dividends out of funds legally available if the Board, in its discretion, determines to issue dividends and then only at the times that the Board may determine. Any dividends paid to the holders of shares of Common Stock shall be paid on a pro rata basis. The holders of the Special Voting Common Stock shall not be entitled to receive any dividends out of any assets of the Company.

Preemptive or Similar Rights

The Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions except as described below.

Redemption of Special Voting Common Stock

Sonder Canada Inc., a corporation existing under the laws of the province of Québec and a subsidiary of the Company (“Sonder Canada”), has a series of shares that were initially issued in connection with the Business Combination (as defined below), pursuant to Sonder Canada’s Articles of Amendment (as amended and/or restated from time to time, the “Sonder Canada Articles”) (collectively, the “Canada Exchangeable Common Shares”). Each Canada Exchangeable Common Share may be exchanged for one share of Common Stock in accordance with the terms of the Sonder Canada Articles and that certain Exchange Rights Agreement, dated December 18, 2019 (as amended and/or restated from time to time, the “Exchange Rights Agreement”), by and among the Company, Sonder Canada, Sonder Exchange ULC and the holders of Canada Exchangeable Common Shares, to which the Company has intervened. The Company will automatically redeem, on the date on which any Canada Exchangeable Common Shares held by a holder are redeemed, exchanged or otherwise transferred for Common Stock pursuant to the Sonder Canada Articles or the Exchange Rights Agreement, such number of shares of Special Voting Common Stock held by such holder corresponding to the number of Canada Exchangeable Common Shares then redeemed, exchanged or otherwise transferred (the “Redeemed Shares”) for an amount equal to $0.000001 per share, and such Redeemed Shares may not be reissued by the Company.

Liquidation, Dissolution and Winding Up

If the Company becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to the Company’s stockholders would be distributable ratably among the holders of Common Stock and any participating series of Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock. The holders of the Special Voting Common Stock shall not be entitled to receive any distribution of assets of the Company in such event.

Preferred Stock

The Board is authorized, subject to limitations prescribed by law, to issue Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the stockholders. The Board will be empowered to increase, but not above the total number of authorized shares of Preferred Stock, or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders. The Board will be able to authorize the issuance of Preferred Stock with voting or conversion rights that could adversely impact the voting power or other rights of the holders of the Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the Company and might adversely affect the market price of Common Stock and the voting and other rights of the holders of Common Stock.

Series A Preferred Stock

Designation

The Company’s Certificate of Designation of Powers, Preferences and Rights of Series A Convertible Preferred Stock which was file with the Secretary of State of the State of Delaware on August 13, 2024 and subsequently amended on April 11, 2025 (the “Certificate of Designation”) designates 61,280,000 shares of our authorized Preferred Stock as Series A Preferred Stock, and establishes the voting powers, designations, preferences and other rights and qualifications, limitations and restrictions thereof as described below.

Rank

The shares of Series A Preferred Stock rank, with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company, senior to all classes of Common Stock, Special Voting Common Stock and each other class or series of equity security of the Company which is not expressly senior or on parity with Series A Preferred Stock.

Dividends

Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of the Company, cumulative dividends in cash (subject to certain conditions), at a rate of (a) fifteen percent (15.00%) from August 13, 2024 through August 13, 2025, (b) ten percent (10.00%) from August 14, 2025 through August 13, 2027, and (c) five percent (5.00%) from August 14, 2027 through August 13, 2028 on the sum of (i) the Liquidation Preference (as defined in the Certificate of Designation) and (ii) all accumulated and unpaid dividends (if any), payable quarterly, in arrears. Dividends accumulate on a daily basis from the most recent date as to which dividends have been paid, or, if no dividends have been paid, from the date of issuance of such shares of Series A Preferred Stock (whether or not (i) any of the Company’s agreements prohibit the current payment of dividends, (ii) there are earnings or funds of the Company legally available for the payment of such dividends or (iii) the Company declares the payment of dividends), until the earlier of: (a) the date that the Company publicly reports that it has realized at least $87 million of free cash flow (representing cash used in operating activities plus cash used in investing activities) over a twelve month period; or (b) August 13, 2028.

Duration and Conversion

The shares of Series A Preferred Stock have no stated maturity and will remain outstanding indefinitely unless converted into Common Stock. The shares of Series A Preferred Stock are convertible into shares of Common Stock and are not subject to mandatory redemption or conversion.

Conversion Price

The shares of Series A Preferred Stock are convertible, at the election of each holder, into shares of Common Stock by providing written notice to the Company. Each share of Series A Preferred Stock is convertible into a number of shares of Common Stock equal to (x) the Liquidation Preference, which is $1.00 per share (as adjusted for any stock dividends, splits, combinations or other similar events on the Common Stock or the Series A Preferred Stock), plus an amount equal to all accumulated and unpaid dividends on such shares (including dividends accrued and unpaid on previously unpaid dividends) divided by (y) the Optional Conversion Price, which is the lower of (i) $1.00 per share (as adjusted for any stock dividends, splits, combinations or other similar events on the Common Stock or the Series A Preferred Stock), and (ii) a ten percent (10%) discount to the lowest daily VWAP (as defined in the Certificate of Designation) of the Common Stock on the principal trading market therefor in the seven (7) trading days prior to the conversion date (the “Optional Conversion Price”); provided that the Optional Conversion Price shall not be less than $0.50.

Conversion and Issuance Limitations

The Certificate of Designation provides that the Company cannot effect any conversion of the Series A Preferred Stock, and no holder of Series A Preferred Stock may convert any portion of its Series A Preferred Stock, to the extent that, after giving effect to an attempted conversion, such holder (together with any other person whose beneficial ownership of Common Stock would be aggregated with such holders for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the SEC, including any “group” of which such holder is a member) would beneficially own a number of shares of Common Stock in excess of a beneficial ownership limitation between 4.9% and 19.9% of the fully-diluted shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock, as elected by such holder, if applicable.

The Certificate of Designation also provides that no holder of Series A Preferred Stock will be entitled to receive Conversion Shares (as defined in the Certificate of Designation) to the extent that such receipt would exceed such holder’s pro rata portion of the 19.99% Cap (as defined in the Certificate of Designation), or if such conversion would otherwise result in a “change of control” within the meaning of Nasdaq Listing Rule 5635(b), unless the Company has obtained stockholder approval.

Transferability

The shares of Series A Preferred Stock are not registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Subject to the applicable securities laws, the Series A Preferred Stock may be transferred at the option of the holder. The resale of the shares of Common Stock upon conversion of Series A Preferred Stock will have the benefit of registration rights.

Adjustments

The Optional Conversion Price of the Series A Preferred Stock and the number of shares of Common Stock issuable upon the conversion of Series A Preferred Stock are subject to adjustment in certain circumstances.

Rights Upon Distribution of Assets

If the Company declares or makes certain payments, dividends or other distributions of the Company’s assets or securities to holders of shares of Common Stock, the Optional Conversion Price in effect immediately prior to the record date fixed for determination of holders entitled to receive the distribution shall be reduced pursuant to certain formulas set forth in the Certificate of Designation and the number of shares issuable upon conversion of the Series A Preferred Stock shall be adjusted accordingly.

Listing

There is no established public trading market for the Series A Preferred Stock, and the Company does not expect a market to develop. In addition, the Company does not intend to apply for listing of the Series A Preferred Stock on any national securities exchange or other nationally recognized trading system.

Fundamental Transactions

In the event of any fundamental transaction, as described in the Certificate of Designation and generally including any merger with or into another entity (excluding a merger effected solely to change our name or domicile), sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our Common Stock, the shares of Series A Preferred Stock are, after the Company receives written notice from a holder, redeemable for the greater of (i) the Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends on the Series A Preferred Stock or (ii) the amount that such holder would have received in the fundamental transaction on an as-converted basis.

Voting Rights

Subject to certain limitations set forth in the Certificate of Designation, the shares of Series A Preferred Stock are entitled to vote on all matters submitted to the stockholders for a vote together with the holders of Common Stock and Special Voting Common Stock as a single class, on an as-converted basis, with a number of votes per share equal to (x) the Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends on such shares (including dividends accrued and unpaid on previously unpaid dividends) divided by (y) $1.47 (as adjusted for any stock dividends, splits, combinations or other similar events on Common Stock or Series A Preferred Stock).

Rights as a Stockholder

Subject to certain limitations set forth in the Certificate of Designation, so long as shares of the Series A Preferred Stock remain outstanding, the Company cannot, without first obtaining the approval of the Requisite Holders (as defined in the Certificate of Designation), among other things, (i) increase the authorized number of shares of Common Stock prior to July 1, 2025, (ii) issue more than 1.5 million shares of Common Stock prior to July 1, 2025, (iii) alter the terms of the Series A Preferred Stock or (iv) issue any parity securities or senior securities.

Note Purchase Agreement Warrants

On April 11, 2025, the Company entered into the Waiver, Consent and Sixth Amendment (the “NPA Amendment”), by and among the Company, the subsidiary note obligors party thereto (together with the Company, the “Note Obligors”), the subsidiary guarantors party thereto (the “Guarantors”), the investors party thereto (the “Investors”) and Alter Domus (US) LLC, as collateral agent (“Agent”), which modified that certain Note and Warrant Purchase Agreement, dated as of December 10, 2021 by and among the Note Obligors, the Guarantors, and the Investors (as amended, the “Note Purchase Agreement”), and the subordinated secured notes issued pursuant to the Note Purchase Agreement (the “Notes”).

In connection with the Company’s entrance into the NPA Amendment, the Company issued warrants to the Investors to purchase an aggregate of up to 5,000,000 shares of Common Stock at $1.00 per share (collectively, the “NPA Warrants”). Each NPA Warrant is exercisable until April 11, 2030. The exercise price of the NPA Warrants is subject to adjustment in the event of stock dividends, stock splits, stock combinations, reorganizations or similar events affecting the Common Stock. Subject to limited exceptions, a holder of the NPA Warrants will not have the right to exercise any portion of its NPA Warrant if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of Common Stock in excess of 4.99% of the shares of Common Stock then outstanding. At the holder’s option, upon notice to the Company, the holder of an NPA Warrant may increase or decrease this beneficial ownership limitation not to exceed 9.99% of the shares of Common Stock then outstanding, with any such increase becoming effective upon 61 days’ prior notice to the Company.

You should review a copy of the NPA Amendment and the Form of NPA Warrant attached as Exhibit 10.3 and Exhibit 4.1, respectively, to the Company’s Current Report on Form 8-K (File No. 001-39907), filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2025, for a complete description of the terms and conditions applicable to the NPA Warrants.

Public Warrants

We refer to the warrants issued in registered form in connection with our initial public offering as the “Public Warrants.” With respect to the Public Warrants, each twenty (20) whole warrants entitle the registered holder to purchase one whole share of our Common Stock at a price of $230.00 per share (the “Warrant Exercise Price”), subject to certain adjustments. A warrant holder may exercise its Public Warrants only for a whole number of shares of Common Stock. This means that only a multiple of twenty (20) whole Public Warrants may be exercised at any given time by a warrant holder. The Public Warrants will expire on January 18, 2027 (five years after the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 29, 2021 (as amended on October 27, 2021) to which the Company was a party (the “Business Combination”)), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

No Public Warrant is exercisable for cash or on a cashless basis.

Redemption of Public Warrants for Cash

We may call the Public Warrants for redemption:

•In whole and not in part;

•At a price of $0.01 per Public Warrant;

•Upon not less than thirty (30) days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•If, and only if, the reported last sale price of the Common Stock equals or exceeds $360.00 per share (the “Warrant Redemption Trigger Price”) for any twenty (20) trading days within a thirty (30)-trading day period ending three (3) business days before we send the notice of redemption to the Public Warrant holders.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the Warrant Redemption Trigger Price as well as the Warrant Exercise Price after the redemption notice is issued.

In the event we elect to redeem the outstanding Public Warrants, we will fix a date for the redemption (the “Redemption Date”) and provide notice of the redemption to be mailed by first class mail, postage prepaid by us not less than thirty days prior to the Redemption Date to the registered holders of the Public Warrants (who will, in turn, notify the beneficial holders thereof).

Redemption of Public Warrants for Common Stock

Commencing ninety (90) days after the Public Warrants become exercisable, we may redeem the outstanding Public Warrants:

•In whole and not in part;

•At a price equal to a number of shares of Common Stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of our Common Stock except as otherwise described below;

•If, and only if, there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating thereto available throughout the thirty (30)-day period after written notice of redemption is given;

•Upon a minimum of thirty (30) days’ prior written notice of redemption to each warrant holder; and

•If, and only if, the last reported sale price of our Common Stock equals or exceeds $200.00 per share (as adjusted for share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

The numbers in the table below represent the “redemption prices,” or the number of shares of Common Stock that a warrant holder will receive upon redemption by us pursuant to this redemption feature, of twenty (20) whole Public Warrants, based on the “fair market value” of our Common Stock on the corresponding redemption date, determined based on the average of the last reported sales price for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below.

The share prices set forth in the column headings of the table below, and references to such prices elsewhere in this description, will be adjusted as of any date on which the number of shares issuable upon exercise of a Public Warrant is adjusted as set forth below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Public Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of twenty (20) whole Public Warrants.

Redemption Date	Fair Market Value of Common Stock
(period to expiration of warrants)	<$200	220	240	260	280	300	320	340	360
57 months	0.257	0.277	0.294	0.31	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.32	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.33	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.29	0.309	0.325	0.34	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.28	0.301	0.32	0.337	0.352	0.364
30 months	0.196	0.224	0.25	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.35	0.364
24 months	0.173	0.204	0.233	0.26	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.13	0.164	0.197	0.23	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.25	0.282	0.312	0.339	0.363
9 months	0.09	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.15	0.197	0.243	0.286	0.326	0.361
0 months	0	0	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of our Common Stock shall mean the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Public Warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Public Warrants is $220.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, we may choose to, pursuant to this redemption feature, redeem the Public Warrants at a “redemption price” of 0.277 shares of Common Stock for 20 whole Public Warrants. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Public Warrants is $270.00 per share, and at such time there are 38 months until the expiration of the Public Warrants, we may choose to, pursuant to this redemption feature, redeem the Public Warrants at a “redemption price” of 0.298 shares of Common Stock for 20 whole Public Warrants. Finally, as reflected in the table above, we can redeem the Public Warrants for no consideration in the event that the Public Warrants are “out of the money” (i.e., the trading price of our Common Stock is below the exercise price of the Public Warrants) and about to expire.

Any Public Warrants held by our officers or directors will be subject to this redemption feature, except that such officers and directors shall only receive “fair market value” for such public warrants so redeemed (“fair market value” for such Public Warrants held by our officers or directors being defined as the last reported sale price of the Public Warrants on such redemption date).

This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash when the trading price for the Common Stock exceeds $360.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Public Warrants to be redeemed when the shares of Common Stock are trading at or above $200.00 per share, which may be at a time when the trading price of our Common Stock is below the exercise price of the Public Warrants. We have established this redemption feature to provide the Public Warrants with an additional liquidity feature, which provides us with the flexibility to redeem the warrants for shares of Common Stock, instead of cash, for “fair value” without the warrants having to reach the $360.00 per share threshold set forth above under “-Redemption of Public Warrants for Cash.” Holders of the Public Warrants will, in effect, receive a number of shares representing fair value for their Public Warrants based on an option pricing model with a fixed volatility input as of January 19, 2021. This redemption right provides us not only with an additional mechanism by which to redeem all of the outstanding Public Warrants, in this case, for Common Stock, and therefore have certainty as to (a) our capital structure as the Public Warrants would no longer be outstanding and would have been exercised or redeemed and (b) to the amount of cash provided by the exercise of the Public Warrants and available to us, and also provides a ceiling to the theoretical value of the Public Warrants as it locks in the “redemption prices” we would pay to warrant holders if we chose to redeem Public Warrants in this manner. We will effectively be required to pay fair value to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Public Warrants for Common Stock if we determine it is in our best interest to do so. As such, we would redeem the Public Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Public Warrants and pay fair value to the warrant holders. In particular, it would allow us to quickly redeem the Public Warrants for Common Stock, without having to negotiate a redemption price with the warrant holders. In addition, the warrant holders will have the ability to exercise the warrants prior to redemption if they should choose to do so.

As stated above, we can redeem the Public Warrants when the shares of Common Stock are trading at a price starting at $200.00, which is below the exercise price of $230.00, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with fair value (in the form of Common Stock). If we choose to redeem the Public Warrants when the Common Stock is trading at a price below the exercise price of the Public Warrants, this could result in the warrant holders receiving fewer shares of Common Stock than they would have received if they had chosen to wait to exercise their warrants for Common Stock if and when such shares of Common Stock were trading at a price higher than the exercise price of $230.00.

No fractional shares of Common Stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of shares of Common Stock to be issued to the holder.

Redemption Procedures and Cashless Exercise

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Public Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our Public Warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (b) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Public Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, or (c) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to amend our Amended and Restated Certificate of Incorporation with respect to any provisions relating to stockholders’ rights, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. If less than 70% of the consideration received by the holders of Common Stock in such a transaction is payable in the form of Common

Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement (as defined below) based on the Black-Scholes value (as defined in the Warrant Agreement) of the Public Warrant.

Additional Information about the Public Warrants

The Public Warrants were issued in registered form under the Warrant Agreement between Computershare Trust Company, N.A., as warrant agent, and us (the “Warrant Agreement”). You should review a copy of the Warrant Agreement, which was filed as Exhibit 4.3 to the registration statement on Form S-1 (File No. 333-251663) filed with the SEC on January 31, 2022, for a complete description of the terms and conditions applicable to the Public Warrants. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrant.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder of such shares will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the warrant holder.

Anti-Takeover Provisions

Certain provisions of Delaware law, the Amended and Restated Certificate of Incorporation, and the Amended and Restated Bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company. They are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with the Board. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or in the Company’s best interests, including transactions that provide for payment of a premium over the market price for the Company’s shares.

Delaware Law

The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the Board prior to the time that the stockholder became an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to an interested stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years (subject to certain other requirements), did own, 15% or more of the corporation’s outstanding voting stock. We anticipate that Section 203 may also have the effect of delaying, deferring, or preventing changes in control of the Company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provisions
The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or management team, including the following:

•Board of Directors Vacancies. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws authorize only a majority of the remaining members of the Board, although less than a quorum, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of Preferred Stock, the number of directors constituting the Board will be permitted to be set only by a resolution adopted by a majority of the Board. These provisions would prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the Board and will promote continuity of management.

•Classified Board. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Board is divided into three classes of directors. For more information on the classified board, see the section titled “Item 10. Directors, Executive Officers and Corporate Governance” in the Annual Report on Form 10-K of which this Exhibit 4.8 is a part. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of the Company as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•Directors Removed Only for Cause. The Amended and Restated Certificate of Incorporation provides that stockholders may remove directors only for cause.

•Stockholder Action; Special Meeting of Stockholders. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the stockholders may not take action by written consent but may only take action at annual or special meetings of the stockholders. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the Amended and Restated Bylaws, amend the Amended and Restated Certificate of Incorporation or remove directors without holding a meeting of stockholders called in accordance with the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws further provide that special meetings of stockholders may be called only by a majority of the Board, the chair of the Board, the Chief Executive Officer of the Company or the president of the Company, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

•Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at stockholder meetings. The Amended and Restated Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at meetings of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

•No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Amended and Restated Certificate of Incorporation does not provide for cumulative voting.

•Amendment of Charter and Bylaws Provisions. Any amendment of the above provisions in the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will require approval by holders of at least two-thirds of the voting power of the Company’s then outstanding voting securities.

•Issuance of Undesignated Preferred Stock. The Amended and Restated Certificate of Incorporation provides that the Board will have the authority, without further action by stockholders, to issue up to 250,000,000 shares of undesignated Preferred Stock with rights, powers and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, or other means.

•Exclusive Forum. The Amended and Restated Bylaws provide that, unless otherwise consented to by the Company in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Amended and Restated Bylaws further provide that, unless otherwise consented to by the Company in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 (the “Securities Act”) against any person in connection with any offering of the Company’s securities. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Amended and Restated Bylaws. However, there can be no assurance that the provision will be enforced by a court in those other jurisdictions. Any person or entity purchasing, holding, or otherwise acquiring any interest in the Company’s securities shall be deemed to have notice of and consented to these provisions. These provisions may have the effect of discouraging lawsuits against the Company or its directors and officers.

Rule 144

A person who has beneficially owned restricted shares of Common Stock or Special Voting Common Stock for at least six months would be entitled to sell their shares provided that (i) such person is not deemed to have been one of the Company’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as the Company was required to file reports). Persons who have beneficially owned restricted shares of Common Stock or Special Voting Common Stock for at least six months but who are the Company’s affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•1% of the number of shares then outstanding; and

•The average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Registration Rights

At the consummation of the Business Combination, the Company entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Holders and any person or entity who hereafter becomes a party to the Registration Rights Agreement, a “Holder” and collectively the “Holders,” will be entitled to registration rights pursuant to the terms of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the Company filed a shelf registration statement registering the resale of the Holders’ shares on Form S-1 (File No. 333-251663) with the SEC on January 31, 2022 (which was converted into a Form S-3 in a post-effective amendment filed on March 23, 2023). The Holders are each entitled to make up to six demands for registration, excluding short form demands, that the Company register the shares held by these parties. In addition, the Holders have certain “piggy-back” registration rights. Holders who are Sonder Stockholders and not affiliates (as defined under Rule 144 under the Securities Act) of the Company are not entitled to registration rights with respect to shelf underwritten offerings and demand registrations initiated by the Gores Holders (as defined in the Registration Rights Agreement). The Company will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement.

Limitation of Liability and Indemnification

The Amended and Restated Certificate of Incorporation limits the Company’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•For any transaction from which the director derives an improper personal benefit;

•For any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•For any unlawful payment of dividends or redemption of shares; or

•For any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and the Amended and Restated Bylaws provide that the Company will, in certain situations, indemnify the Company’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, the Company has entered into and will continue to enter into separate indemnification agreements with the Company’s directors and officers. These agreements, among other things, require the Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Company’s directors or officers or any other company or enterprise to which the person provides services at the Company’s request.

The Company plans to maintain a directors’ and officers’ insurance policy pursuant to which the Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. The Company believes these provisions in the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws and these indemnification agreements and insurance arrangements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

As of the date of the Annual Report on Form 10-K of which this Exhibit 4.8 is a part, our Common Stock is listed on the NASDAQ Global Select Market under the symbol “SOND” and our Public Warrants are listed on the NASDAQ Capital Market under the symbol “SONDW.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Computershare Inc.